The Royce Funds	745 Fifth Avenue New York, NY 10151 212-508-4500 800-221-4268 e-mail: funds@roycefunds.com website: www.roycefunds.com

February 15, 2012

Securities and Exchange Commission
Attn:  Mr. Kevin Rupert
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:
Annual Report to Shareholders for the year ended December 31, 2010 for each of The Royce Fund (File No. 811-03599), Royce Capital Fund (File No. 811-07537), Royce Value Trust, Inc. (File No. 811-04875), Royce Micro-Cap Trust, Inc. (File No. 811-08030) and Royce Focus Trust, Inc. (File No. 811-05379)

Dear Mr. Rupert:

        At your request, in connection with the staff’s comments relating to each of the above-referenced Annual Reports to Shareholders, set forth below are the staff’s comments and the relevant Funds' responses.  The Funds acknowledge that (i) each is responsible for the adequacy and accuracy of the disclosure in their Annual Reports to Shareholders; (ii) SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Annual Reports to Shareholders; and (iii) no Fund may assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

All Royce Funds:

Comment:   In the notes to the Fund's financial statements, please add disclosure to clarify that no affiliate of Royce & Associates, LLC, the Funds' investment adviser, receives any portion of the income generated by the Funds' securities lending activities.

Response: Beginning with each Fund's Annual Report to Shareholders for the year ended December 31, 2011, language will be added to address this comment.

The Royce Fund:

Comment:  Please confirm whether the performance of Royce Low-Priced Stock Fund that is set forth in the line graph depicting the value of $10,000 invested in the Fund since its inception is for the Fund's Service Class (its oldest Class).

Response: Confirmed.

        We believe that the proposed modifications to the Annual Reports to Shareholders are responsive to the staff’s comments.  Please direct any further communication relating to this filing to either of the undersigned at (212) 508-4572 and (212) 508-4578, respectively.

Very truly yours,
/s/ John D. Diederich John D. Diederich Vice President and Treasurer	/s/ John E. Denneen John E. Denneen Secretary

cc:	Charles M. Royce
Mary Macchia
Frank P. Bruno, Esq.